Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Updates its Investor Relations Website
     HUIZHOU, China, Nov. 19 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING; the “Company”) announced today that the Company has updated its investor relations website ( http://www.cosun-xing.com ) to reflect its diversified business and its strategy of becoming a pure resources company.
     Mr. Wu said, “The updated website will better reflect our current business and our strategy. Specifically, we have posted a video of our molybdenum processing. You can also find the introduction to the management team of our resources business, as well as other information, which may be useful for the investing public.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (CLJC). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry while negotiating with potential buyers to divest its indoor phone and lower-end mobile phone business.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 19, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

     For more information, please contact:
     Rick Xiao
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.